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                           June 28, 2021

       Ben M. Palmer
       Chief Financial Officer
       Marine Products Corporation
       2801 Buford Highway NE
       Suite 300
       Atlanta, Georgia 30329

                                                        Re: Marine Products
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 24, 2021
                                                            File No. 333-257365

       Dear Mr. Palmer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing